Exhibit 99.1

EUROPEAN LITHIUM LIMITED

ABN 45 141 450 624

Financial Statements

For the Year Ended 30 June 2026

CORPORATE DIRECTORY

DIRECTORS
Antony Sage - Executive Chairman
Malcolm Day - Non-Executive Director
Michael Carter – Non-Executive Director
Mykhailo Zhernov – Non-Executive Director

JOINT COMPANY SECRETARY
Melissa Chapman
Catherine Grant-Edwards

REGISTERED OFFICE
32 Harrogate Street
West Leederville, WA, 6007
Ph: +61 (8) 6181 9792
Fax: +61 (8) 9380 9666

CONTACT DETAILS
www.europeanlithium.com
Email: IR@europeanlithium.com

SOLICITORS TO THE COMPANY
Steinepreis Paganin
Level 14, QV1 Building
250 St Georges Terrace
Perth WA 6000

AUDITORS
SW Audit
Level 18, 197 St Georges Terrace
Perth WA 6000

STOCK EXCHANGES

Australian Securities Exchange	ASX Code: EUR
Frankfurt Stock Exchange	FRA Code: PF8
OTC Market	OTC Code: EULIF

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 11, 172 St Georges Terrace
Perth WA 6000
Tel: 1300 85 05 05 (Australia)
(Outside Australia) +61 3 9415 4000

FINANCIAL STATEMENTS 2026 AND 2025 Page 1

FINANCIAL STATEMENTS 2026 AND 2025	Page 2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2026

	Note	2026 A$	2025 A$
Continuing operations
Other income	4	7,916,630	1,244,323
Fair value gain	11	6,652,317	-
Net loss on disposals and deemed disposal of shares	14	(20,356,849)	-
Gain on deconsolidation	30	1,275,503,015	-
Gain on deconsolidation - recycling of FX		2,581,413	-
Employee benefits expense		(579,600)	(2,701,604)
Depreciation and amortisation expense	12	(2,211)	(8,167)
Depreciation and amortisation expense – leased assets		(26,021)	(41,720)
Finance expenses	5	(4,471,097)	(1,051,971)
Exploration expenditure expensed		(184,010)	(399,875)
Exploration expenditure impairment	13	(828,827)	(14,496,678)
Consulting fees	5	(7,759,407)	(20,103,935)
Travel expenses		(278,294)	(546,674)
Regulatory and compliance costs		(850,721)	(1,751,481)
Gain on fair value of financial assets through profit or loss	17	12,085,952	3,254,138
Share based payment expense	25	(10,610,051)	(49,072,093)
Share of net losses of associate accounted for using the equity method	14	(129,319,420)	7,230
Loss on disposal of fixed asset		-	(1,460)
Merger expenses		(1,224,680)	(4,635,221)
Gain/(loss) on extinguishment of liability		(103,180)	363,633
Foreign exchange gain/(loss)		(15,888,781)	(1,789,586)
Administration expenses		(1,394,575)	(25,959)
Promotion / IR / PR		(257,682)	(2,179,590)
Insurance		(181,399)	(3,296,861)
Impairment of convertible notes		698,294	(698,294)
Impairment of investment in associates	14	(163,086,237)	-
Occupancy		(2,154)	-
Gain/(loss) on fair value of warrants		-	76,534
Share of net profit of JV accounted for using the equity method	16	-	1,084,608
Other expenses		92,870	(20,288)
Share of CRML expenses for the period to deconsolidation	30	(15,702,748)	-
Profit/(loss) before income tax		932,422,547	(96,790,991)
Income tax expense	6	(1,830,690)	-
Profit/(loss) after tax from continuing operations		930,591,857	(96,790,991)

Other comprehensive income, net of income tax
Items that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		(53,344,122)	8,023,919
Other comprehensive (loss)/income for the period, net of income tax		(53,344,122)	8,023,919

Total comprehensive income/(loss) for the year		877,247,735	(88,767,072)

Profit/(loss) for the year attributable to:
Members of European Lithium Ltd		937,052,660	(71,492,437)
Non-controlling interests		(6,460,803)	(25,298,554)
		930,591,857	(96,790,991)
Total comprehensive income/(loss) for the year attributable to:
Members of European Lithium Ltd		883,346,050	(69,758,825)
Non-controlling interests		(6,098,315)	(19,008,247)
		877,247,735	(88,767,072)
Earnings/(loss) per share for the year
Basic profit/(loss) per share (cents per share)	26	57.44	(6.80)
Diluted profit/(loss) per share (cents per share)	26	43.65	(6.80)

The above Consolidated Statement of Comprehensive Income is to be read in conjunction with the
Notes to the Financial Statements

FINANCIAL STATEMENTS 2026 AND 2025	Page 3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2026

	Note	2026 A$	2025 A$
ASSETS
Current Assets
Cash and cash equivalents	7	296,295,083	20,021,463
Trade and other receivables	8	1,863,955	252,237
Prepaid expenses	9	63,406	1,562,246
Indemnification asset	19	1,714,192	1,714,192
Short term loan receivable	10	9,610,187	-
Derivative assets	11	6,652,317	-
Total Current Assets		316,199,140	23,550,138

Non-Current Assets
Property, plant and equipment	12	1,479	5,365
Deferred exploration and evaluation expenditure	13	-	60,610,945
Investment in associate	14	732,820,005	1,008,716
Restricted cash and other deposits	15	56,944	23,661,204
Investment in joint venture	16	-	174,801,266
Financial assets at fair value through profit or loss	17	31,611,878	5,721,395
Right of use asset		-	60,919
Long term loan receivable	18	1,166,000	-
Total Non-Current Assets		765,656,306	265,869,810

TOTAL ASSETS		1,081,855,446	289,419,948

LIABILITIES
Current Liabilities
Trade and other payables	19	3,100,713	27,797,760
Provisions	20	-	41,901
Lease liability		1,907	46,637
Short term loan		-	1,901,697
Warrants liability	21	-	62,452,403
Total Current Liabilities		3,102,620	92,240,398

Non-Current Liabilities
Offtake prepayment	22	-	22,893,600
Lease liability		668	21,685
Deferred tax liability	6	1,830,690	-
Total Non-Current Liabilities		1,831,358	22,915,285

TOTAL LIABILITIES		4,933,978	115,155,683

NET ASSETS		1,076,921,468	174,264,265

EQUITY
Issued capital	23	104,838,549	153,136,087
Reserves	24	(22,284,438)	259,198,892
Accumulated losses		994,367,357	(292,793,642)
Non controlling interest		-	54,722,928

TOTAL EQUITY		1,076,921,468	174,264,265

The above Consolidated Statement of Financial Position is to be read in conjunction with the
Notes to the Financial Statements

FINANCIAL STATEMENTS 2026 AND 2025	Page 4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AS AT 30 JUNE 2026

	Issued Capital A$	Accumulated Losses A$	Share-based payment Reserve A$	Foreign Currency Translation Reserve A$	Nasdaq Listing Reserve A$	Total A$	Non-controlling Interests A$	Total (Deficiency)/ Equity A$
At 1 July 2024	151,356,087	(221,301,205)	16,850,958	927,195	68,406,502	16,239,537	(7,794,839)	8,444,698
Loss for the year	-	(71,492,437)	-	-	-	(71,492,437)	(25,298,554)	(96,790,991)
Foreign currency exchange differences arising on translation from functional currency to presentation currency	-	-	-	1,733,612	-	1,733,612	6,290,307	8,023,919
Total comprehensive (loss) for the year	-	(71,492,437)	-	1,733,612	-	(69,758,825)	(19,008,247)	(88,767,072)

Issue of shares – Placement	2,000,000	-	-	-	-	2,000,000	-	2,000,000
Issue of listed options	-	-	356,837	-	-	356,837	-	356,837
Issue of listed options to advisor	(100,000)	-	100,000	-	-	-	-	-
CRML – Movements during the year
- Issue of CRML shares for TM1 acquisition	-	-	12,339,524	-	-	12,339,524	1,297,353	13,636,877
- Issue of shares for Tanbreez acquisition	-	-	135,582,284	-	-	135,582,284	43,214,764	178,797,048
- Other issue of shares and RSU’s by CRML	-	-	22,831,930	-	-	22,831,930	37,013,897	59,845,827
Options issued to directors	-	-	70,050	-	-	70,050	-	70,050
Share issue costs	(120,000)	-	-	-	-	(120,000)	-	(120,000)
At 30 June 2025	153,136,087	(292,793,642)	188,131,583	2,660,807	68,406,502	119,541,337	54,722,928	174,264,265

The above Consolidated Statement of Changes in Equity is to be read in conjunction with the
Notes to the Financial Statements

FINANCIAL STATEMENTS 2026 AND 2025	Page 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AS AT 30 JUNE 2026

	Issued Capital A$	Accumulated Losses A$	Share-based payment Reserve A$	Foreign Currency Translation Reserve A$	Nasdaq Listing Reserve A$	Total A$	Non-controlling Interests A$	Total (Deficiency)/ Equity A$
At 1 July 2025	153,136,087	(292,793,642)	188,131,583	2,660,807	68,406,502	119,541,337	54,722,928	174,264,265
Profit for the year	-	937,052,660	-	-	-	937,052,660	(6,460,803)	930,591,857
Foreign currency exchange differences arising on translation from functional currency to presentation currency	-	-	-	(53,706,610)	-	(53,706,610)	362,488	(53,344,122)
Total comprehensive income/(loss) for the year	-	937,052,660	-	(53,706,610)	-	883,346,050	(6,098,315)	877,247,735

Issue of shares – consultant	183,180	-	-	-	-	183,180	-	183,180
Issue of shares – exercise of options	21,124,038	-	-	-	-	21,124,038	-	21,124,038
Share buy-back	(4,431,075)	-	-	-	-	(4,431,075)	-	(4,431,075)
Issue of listed options – August 2025	-	-	89,316	-	-	89,316	-	89,316
Issue of unlisted options – December 2025	-	-	9,301	-	-	9,301	-	9,301
Issue of listed options to advisor	-	-	2,248,500	-	-	2,248,500	-	2,248,500
CRML - Movement during the year
- Issue of shares for PIPE	-	-	(74,661)	-	-	(74,661)	5,672,936	5,598,275
- Vesting of RSU’s	-	-	(1,775,281)	-	-	(1,775,281)	1,775,281	-
- Issue of shares for exercise of warrants	-	-	16,808,435	-	-	16,808,435	16,436,723	33,245,158
- Off market transfer of CRML shares	-	-	31,911,696	-	-	31,911,696	5,022,509	36,934,205
Performance rights issued to Directors	-	-	6,494,779	-	-	6,494,779	-	6,494,779
Performance rights issued to consultants	-	-	230,853	-	-	230,853	-	230,853
Options issues to consultants	-	-	1,215,000	-	-	1,215,000	-	1,215,000
Deconsolidation of CRML	(65,173,681)	350,108,339	(216,528,156)	-	(68,406,502)	-	(77,532,062)	(77,532,062)
At 30 June 2026	104,838,549	994,367,357	28,761,365	(51,045,803)	-	1,076,921,468	-	1,076,921,468

The above Consolidated Statement of Changes in Equity is to be read in conjunction with the
Notes to the Financial Statements

FINANCIAL STATEMENTS 2026 AND 2025	Page 6

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2026

	Note	2026 A$	2025 A$
Cash flows from operating activities
Payments to suppliers and employees		(13,047,066)	(20,631,203)
Interest received		6,154,434	282,981
Tax paid		-	-
Merger expenses		(598,956)	(4,635,221)
Grants received		-	151,797
Net cash (used in) operating activities	29	(7,491,588)	(24,831,646)
Cash flows from investing activities
Funding of Tanbreez by CRML (until deconsolidation)		(4,724,373)	(8,095,849)
Payments for exploration and evaluation		(1,617,961)	(2,263,608)
Investment in listed shares		(18,165,447)	(1,092,808)
Proceeds from the sale of investments		363,038,638	8,047,094
Cash acquired on acquisition of subsidiary		-	883
Cash balance on deconsolidation of subsidiary	30	(50,229,091)	-
Transaction costs with sale of CRML shares		(8,053,279)	-
Transaction costs for CRML convertible note transaction		(16,055,107)	-
Costs associated with Obeikan Investment Group		-	(611,921)
Payment for property, plant and equipment		(2,788)	(3,362)
Net cash provided by / (used in) investing activities		264,190,592	(4,019,571)

Cash flows from financing activities
Proceeds from capital raisings		53,583,250	39,469,192
Funds advanced under Convertible note		-	(350,000)
Payment for share issue costs		-	(2,627,612)
Proceeds from the exercise of options		40,147,165	4,115,598
Transaction costs related to issue of equity securities or convertible debt securities		(3,226,477)	-
Borrowing advanced		(54,012,929)	-
Repayment of borrowing		3,780,988	2,370,986
Proceeds from issue of new option		98,617	356,837
Loan financing costs		(490,148)	-
Convertible note		(273,038)	-
Share buy-back		(4,431,075)	-
New options funds to be reimbursed	19	2,489	-
Payment for convertible note facility		-	(399,425)
Principal repayment of lease liability		(27,425)	(47,999)
Net cash provided by financing activities		35,151,417	42,887,577

Net increase in cash and cash equivalents		291,850,421	14,036,360
Cash and cash equivalents at beginning of year		20,021,463	5,778,638
Effects on exchange rate fluctuations on cash held		(15,576,801)	206,465
Cash and cash equivalents at end of year	7	296,295,083	20,021,463

The above Consolidated Statement of Cash Flows is to be read in conjunction with the
Notes to the Financial Statements

FINANCIAL STATEMENTS 2026 AND 2025	Page 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

1.	CORPORATE INFORMATION

The financial report of European Lithium Limited (the Company) and its controlled entities (the Group) for the year ended 30 June 2026 was authorised for issue in accordance with a resolution of the directors on 9 October 2026.

European Lithium Limited is a public company incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the consolidated financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis with the exception of the Group’s listed investment which is stated at fair value, and on a going concern basis. The directors have assessed the entity’s ability to continue as a going concern and have concluded that there are reasonable grounds to believe that the entity will be able to realise its assets and discharge its liabilities in the ordinary course of business for at least 12 months from the date of approval of the financial statements.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the year ended 30 June 2026, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are relevant to the Group and effective for the full year reporting periods beginning on or after 1 July 2025. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2025 with no material impact on the amounts presented and the disclosures included in the financial report.

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2026 reporting periods and have not been early adopted by the Group.

Title	Summary of expected impact on the Group	Application date of standard	Application date for the Group
IFRS 18 Presentation and Disclosure of Financial Statements

The amendments is to improve the comparability of financial performance between entities including:

■      Income and expenses must be classified in the statement of profit or loss into one of five categories – investing, financing, income taxes, discontinued operations and operating (this is a residual category if income and expenses are not classified into any of the other categories)

■      Two new mandatory subtotals – operating profit or loss, and profit or loss before financing and income taxes

■      Strict rules for labelling, aggregation and disaggregation of items in the financial statements

■      New disclosures about management-defined performance measures

■      Amendments to the presentation requirements for interest income and expenses, and dividend income in the statement of cash flows.

		1 January 2027	1 January 2027

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

FINANCIAL STATEMENTS 2026 AND 2025	Page 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

c)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 33 to the financial statements.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity and are initially measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the identifiable net assets. This election is made on an acquisition-by-acquisition basis. Subsequent to acquisition date, the carrying amounts of non-controlling interests are adjusted for the non-controlling interests’ share of changes in equity.

All inter-group balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the Parent Entity.

d)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Accounting policy Cash, cash equivalents and term deposits carried at amortised costs

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. Term deposits carried at amortised cost in the statement of financial position comprise long-term deposits with a maturity of more than three months. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and Term deposits carried at amortised cost as defined above.

Carrying value of investment in CRML

The Company’s carrying value in CRML at 30 June 2026 is based on the CRML share price at this date noting that this valuation is subject to fluctuation in the share price of Critical Metals (refer to note 14(d)).

Share-based payment transactions

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of unlisted equity-settled transaction is determined using a Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value of listed equity-settled share options granted was based on the fair value of financial instruments traded in active markets based on the quoted market prices at the grant date (note 25).

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

FINANCIAL STATEMENTS 2026 AND 2025	Page 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

Deferred tax and income tax expense

During the year, the Group disposed of part of its holding in Critical Metals Corp. The Group has assessed the tax consequences arising from the disposals, including the availability of participation exemption relief under Division 768-G of the Income Tax Assessment Act 1997. In determining the extent to which any capital gain may be disregarded, the Group was required to calculate the Active Foreign Business Asset Percentage (“AFBAP”) of the foreign subsidiary at the time of the CGT event. The determination of the AFBAP involves significant judgement and estimation. In particular, the Group was required to identify and classify the underlying assets of the Critical Metals Corp. and other non-Australian resident entities within its ownership chain as active or non-active assets in accordance with the relevant provisions of Australian tax law. This assessment required judgement regarding the residency of the entities, and the nature and use of certain assets. The calculation also required the Group to estimate the value of assets held by Critical Metals Corp and its underlying subsidiaries at the times of the disposals. Asset values were determined using valuation methodologies, assumptions and information considered appropriate in the circumstances. These estimates were affected by assumptions regarding future operating performance, commodity prices, foreign exchange rates, discount rates, market participant assumptions and other valuation inputs. Changes in these assumptions may result in a materially different AFBAP and, consequently, a different Australian income tax outcome.

e)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognised at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of each of the companies within the Group are measured using the currency of the primary economic environment in which they operate (the functional currency). The consolidated financial statements are presented in Australian dollars, which is the Group’s functional and presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

■	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

■	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

■	all resulting exchange differences are recognised in other comprehensive income.

FINANCIAL STATEMENTS 2026 AND 2025	Page 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognised in other comprehensive income. When a foreign operation is sold, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

f)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

■	the rights to tenure of the area of interest are current; and

■	at least one of the following conditions is also met:

■	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

■	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortised of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

g)	Joint venture

A joint venture is an arrangement that the Group controls jointly with one or more other investors, and over which the Group has rights to a share of the arrangement’s net assets rather than direct rights to underlying assets and obligations for underlying liabilities.

The joint venture is accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognized in profit or loss and the share of the movements in equity is recognized in other comprehensive income.

FINANCIAL STATEMENTS 2026 AND 2025	Page 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture.

Any goodwill or fair value adjustment attributable to the Group’s share in the joint venture is not recognized separately and is included in the amount recognized as investment.

The carrying amount of the investment in joint venture is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the joint venture, adjusted where necessary to ensure consistency with the accounting policies of the Group.

Unrealised gains and losses on transactions between the Group and the joint venture are eliminated to the extent of the Group’s interest in those entities. Where unrealised losses are eliminated, the underlying asset is also tested for impairment.

h)	Warrants

Warrants as classified as liabilities because the warrants do not meet the criteria for equity treatment. Accordingly, the Group will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Groups consolidated statement of comprehensive income.

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration and investments.

Minerals Exploration and investments cover’s the Group’s main projects and investments including:

■	Investment in CRML (USA)

■	Interest in Tanbreez Mining Greenland AS (Greenland)

■	Interest in Velta Holdings Inc (Ukraine)

The Groups projects and investments have been aggregated into one reporting segment because management considers that they have similar economic characteristics and relate to the minerals exploration sector.

The measure of profit or loss for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Profit or loss and Other Comprehensive Income. The measure of total assets and liabilities and the amount of investment in associated and JV accounted for by the equity method for this reportable segment are the same as the amounts presented on the face of the Consolidated Statement of Financial position.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

a)	Information by geographical region

The analysis of the location of non-current assets is as follows:

	2026 A$	2025 A$
Australia	33,545,709	6,274,133
Austria	-	84,794,412
USA	721,694,635	-
Greenland	10,415,962	174,801,265
	765,656,306	265,869,810

FINANCIAL STATEMENTS 2026 AND 2025	Page 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

4.	OTHER INCOME

	2026 A$	2025 A$
Interest revenue	7,452,520	744,121
Interest on short term loan (note 10)	85,179	96,603
Interest on long term loan (note 18)	66,000	-
Interest on convertible note	182,481	-
Interest on convertible loan note	-	11,411
Realised gain on sale of listed investments (note 17)	117,998	-
Grants received	-	152,533
Other income	12,452	239,655
	7,916,630	1,244,323

5.	EXPENSES FROM CONTINUING OPERATIONS

	2026 A$	2025 A$
Finance expenses
Issue of 294,600 warrants to PIPE brokers	-	(39,713)
GEM payable	-	170,218
Interest expense - leased assets	(1,479)	(8,431)
Provision for doubtful debts	(55,580)	-
Bank fees	(6,797)	(89,629)
Brokerage fees	(4,400,701)	(3,772)
Financing costs	(6,529)	(818,765)
Other expenses	(11)	(261,879)
	(4,471,097)	(1,051,971)

	2026 A$	2025 A$
Consulting fees
Taxation advisors	(304,524)	(511,081)
Strategy	-	(452,016)
Company secretarial advisors	(60,000)	(60,000)
Legal fees	-	(17,380,804)
Accounting fees	(335,979)	(764,313)
Corporate advisory	(6,793,130)	-
Government Affairs	-	(259,623)
General	(265,774)	(676,098)
	(7,759,407)	(20,103,935)

FINANCIAL STATEMENTS 2026 AND 2025	Page 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

6.	INCOME TAX

	2026 A$	2025 A$
Major components of income tax expense for the year are:
Income statement
Current income tax charge/(benefit)	-	-
Deferred tax	1,830,690	-
Statement of changes in equity
Income tax expense reported in equity	-	-

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Groups effective income tax rate for the year is as follows:

	2026 A$	2025 A$
Profit/(loss) from ordinary activities before income tax expense	932,422,547	(96,790,991)
Prima facie tax benefit on loss from ordinary activities at 30.0% (2025: 30%)	279,726,764	(29,037,297)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-deductible expenses	5,154,452	15,426,119
Deferred tax movements not recognised	(283,153,219)	10,049,683
Taxable capital gain	801,585	4,370,813
Tax rate differential	102,323	3,800,334
Recognition of previously unrecognised deferred tax amounts	(801,215)	(4,609,652)
	1,830,690	-

Unrecognised deferred tax assets have not been recognised in respect of the following items:

	2026 A$	2025 A$
Unrecognised temporary differences
Deferred tax assets/(liabilities) (at 30.0%) (2025: 30%)
Accrued expenses	27,000	-
Exploration expenditure	99,374	7,532,365
Capital raising costs	64,784	33,185
Joint venture	11,201	9,981
Fixed assets	-	(415)
Right of use assets	-	(1,561)
Lease liabilities	-	1,711
Trade and other receivables	17,224	152
Carry forward tax losses – revenue	4,881,015	10,167,923
Carry forward tax losses – capital	1,322,294	-
Financial assets	(6,257,444)	(2,598,213)
Derivative assets	(1,995,695)	-
Other	(443)	7,780,976
Net deferred tax asset/(liabilities)	(1,830,690)	22,926,104
Net unrecognised deferred tax asset/(liability)	-	(22,926,104)
Net recognised deferred tax asset/(liability)	(1,830,690)	-

FINANCIAL STATEMENTS 2026 AND 2025	Page 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

The Group is subject to taxation for its consolidated subsidiaries at the rates applicable in the respective tax jurisdictions:

■	Australia – Profits are taxed at the standard corporate income tax rate of 30%.

■	Austria - Profits are taxed at the standard corporate income tax (CIT) rate of 23% in Austria (2025: 23%), regardless of whether profits are retained or distributed. For the net unrecognised deferred tax asset as of 30 June 2026 a tax rate of 23% was used and for the net unrecognised deferred tax asset as of 30 June 2025 a tax rate of 23% was used based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

7.	CASH AND CASH EQUIVALENTS

	2026 A$	2025 A$
Cash at bank and in hand	296,295,083	20,021,463
	296,295,083	20,021,463

Cash at bank earns interest at floating rates based on daily bank deposit rates.

8.	TRADE AND OTHER RECEIVABLES

	2026 A$	2025 A$
Trade and other receivables	26,843	75,353
Security deposit	-	7,097
GST / VAT receivable	467,274	151,019
Interest receivable on bank deposits	1,303,873	-
Proceeds due from the sale of listed securities	65,965	-
Other receivables	-	18,768
	1,863,955	252,237

These amounts arise from the usual operating activities of the Group and, with the exception of interest receivable on restricted cash, are non-interest bearing. The debtors do not contain any overdue or impaired receivables. The lifetime expected credit loss allowance is not material.

9.	PREPAID EXPENSES

	2026 A$	2025 A$
Prepaid insurance	63,406	1,433,702
Other prepaid expenses	-	128,544
	63,406	1,562,246

FINANCIAL STATEMENTS 2026 AND 2025	Page 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

10.	SHORT TERM LOAN

	2026 A$	2025 A$
Short term loan – CRML (i)	8,225,009	-
Short term loan – Moab Minerals Ltd (ii)	1,385,178	-
	9,610,187	-

	2026 A$	2025 A$
Balance at beginning of year	-	2,274,383
Drawdown of loan	9,525,008	-
Repayment of loan	-	(2,370,986)
Accrued interest (note 4)	85,179	96,603
Balance at end of year	9,610,187	-

(i)	During the year the Company advanced funds to CRML to cover certain operational expenses. As at 30 June 2026, a total of $8,225,009 is due from CRML. The funds advanced are repayable on demand.

(ii)	On 10 July 2025, the Company entered into a loan agreement with Moab Minerals Limited (ASX: MOM) for $500,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 1 February 2027. On 8 December 2025, the Company entered into a second loan with MOM for $600,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 4 December 2026. On 6 May 2026, the Company entered into a third loan with MOM for $200,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 31 December 2027. As at 30 June 2026, the balance owing from MOM was $1,385,178.

11.	DERIVATIVE ASSET

	2026 A$	2025 A$
Derivative asset	6,652,317	-
	6,652,317	-

As at 30 June 2026, the Company had entered into foreign exchange swap contracts under which USD funds were exchanged for AUD, with an agreement to exchange the AUD funds back into USD at the maturity of the contracts. At 30 June 2026, the Company held six foreign exchange swap and forward contracts with National Australia Bank, with a total AUD notional of $254,840,187 (USD notional of $179,695,264). The contracts mature between 30 July 2026 and 22 September 2026.

FINANCIAL STATEMENTS 2026 AND 2025	Page 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

The foreign exchange swap contracts are accounted for as derivative financial instruments in accordance with IFRS 9 and are measured at fair value at each reporting date. As at 30 June 2026, the fair value of the outstanding contracts resulted in the recognition of a derivative financial asset and associated fair value gain in the consolidated statement of comprehensive income. This is a level 2 measurement basis on the fair value hierarchy (note 32). The contracts are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured to fair value at each reporting date. The Company has not designated any of these contracts as hedging instruments for hedge accounting purposes. Accordingly, all gains and losses arising from changes in fair value are recognised immediately in profit or loss.

12.	PROPERTY, PLANT AND EQUIPMENT

	2026 A$	2025 A$
Cost	20,860	74,350
Accumulated depreciation	(19,381)	(68,985)
	1,479	5,365

	2026 A$	2025 A$
Carrying value at beginning of year	5,365	8,418
Additions	1,401	3,362
Assets written off	-	(1,460)
Depreciation charge for the year	(2,211)	(8,167)
Foreign exchange	-	3,212
Deconsolidation of CRML (note 30)	(3,076)	-
Carrying value at end of year	1,479	5,365

13.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation phases:	2026 A$	2025 A$
Balance at beginning of period	60,610,945	53,239,237
Expenditure incurred	1,440,949	1,877,163
Acquisition of tenements (note 28)	-	13,632,279
Impairment of exploration expenditure (i)	(828,827)	(14,496,678)
Deconsolidation of CRML (note 30)	(61,223,067)	-
Foreign exchange movement	-	6,358,944
Balance at end of period	-	60,610,945

(i)	During the year ended 30 June 2026, the Group recognised impairment losses in respect of capitalised exploration and evaluation of $828,827 (30 June 2025: $14,496,678). The impairment made was recognised in respect to the Leinster Lithium Project and the Austrian Lithium Project noting that current and planned exploration activities on these projects is relatively minimal given global lithium prices. The Group continues to expend amounts in order to meet minimum spend commitments on the Leinster Lithium Project and the Austrian Lithium Project in order to retain tenure.

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

14.	INVESTMENT IN ASSOCIATE

	2026 A$	2025 A$
Investments in associates	732,820,005	1,008,716

FINANCIAL STATEMENTS 2026 AND 2025	Page 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

a)	Investment details

	2026 A$	2025 A$
Percentage held at reporting date – EV Resources (i)	-	20%
Percentage held at reporting date – John Wally (ii)	50%	50%
Percentage held at reporting date – Critical Metals Corp (iii)	31%	-
Percentage held at reporting date – Velta Holdings Inc (iv)	-	-
Percentage held at reporting date – Tanbreez Mining Greenland A/S (v)	7.5%	7.5%

(i)	On 11 May 2021, the Company announced that it had entered into a Collaboration Agreement with EV Resources Limited (formerly Jadar Resources Limited) (ASX: EVR) (EVR) and an agreement to acquire a 20% interest in Jadar’s Austrian Lithium assets from their JV partner (Jadar Acquisition). EVR holds an 80% interest in the Austrian incorporated subsidiary EV Resources GmbH (previously Jadar Lithium GmbH), the holder of the Weinebene and Eastern Alps Projects which lies 20km to the east of the Company’s Wolfsberg Project. On 29 February 2024 in accordance with the terms of the merger Transaction, the 20% interest in EV Resources GmbH was transferred from the Company to CRML. During the year the Company no longer equity accounts for EVR in line with the deconsolidation of CRML.

(ii)	The Company holds a 50% interest in the Australian incorporated entity John Wally Resources Pty Ltd (John Wally). This investment is equity accounted given the existence of joint control and the significant influence the Company has on John Wally through Mr Sage’s role on the board and the interchange of management personnel.

(iii)	On 11 October 2025, the Company has no power to govern the financial and operating policies of CRML due to loss of majority control. Accordingly, the Company’s investment was reclassified to an investment accounted for using the equity method on that date (note 30).

(iv)	On 27 January 2026, EUR announced that it had entered into a binding agreement to acquire 100% of the issued capital of Velta Holding US Inc. (Velta) (Acquisition Agreement), a US-based titanium feedstock producer with mining assets and processing facilities located in Ukraine. At 30 June 2026, EUR does not presently have an equity interest in Velta and consequently has not provided summarised financial information about Velta but rather disclosed the details of the relevant interests held in Velta as set out below.

(v)	As a result of CRML owning 92.5% in the Tanbreez Project at 30 June 2026, and the loss of majority control in CRML during the period, the Company’s investment in Tanbreez Mining Greenland A/S was reclassified to an investment accounted for using the equity method.

b)	Movement in the carrying amount of the investment in associates

	2026 A$	2025 A$
Balance at beginning of period	1,008,716	806,148
Cash investment	239,045	186,092
Reclassification from Investment in joint venture	10,186,486	-
Share of net losses recognised during the year	(129,319,420)	7,230
Deconsolidation of CRML (EV Resources GmbH)	(534,288)	-
Fair value of retained interest upon deconsolidation of CRML (note 30)	1,285,811,656	-
Sale of shares in CRML (post deconsolidation)	(244,391,200)	-
Movement in deferred taxes	(1,823,497)	-
Net loss on disposal and deemed disposals of CRML and Tanbreez shares	(20,356,849)	-
Impairment of carrying value of CRML	(163,086,237)	-
Foreign exchange	(49,671,192)	9,246
Loans to Velta (i)	15,607,856	-
Debts acquired at auction Velta (ii)	29,148,929	-
Balance at end of year	732,820,005	1,008,716

(i)	On 27 January 2026, EUR announced that it had entered into a binding agreement to acquire 100% of the issued capital of Velta Holding US Inc. (Velta) (Acquisition Agreement), a US-based titanium feedstock producer with mining assets and processing facilities located in Ukraine. On 5 February 2026 and 19 May 2026, EUR advanced funds of US$5,000,000 (AUD$7,128,250) and US$6,000,000 (AUD$8,479,606) to Velta, respectively. The loans are secured over the assets of Velta, accrue interest at 10% per annum and repayable by 1 March 2027. In accordance with the 27 January 2026 agreement, EUR has a right of veto/approval for large transactions entered into by Velta which provides EUR with significant influence over the relevant activities of Velta. Although the funds advanced are intended to be used to acquire an equity stake in Velta as at 30 June 2026 EUR did not hold any direct equity stake in Velta and consequently there are no results to equity account. At 30 June 2026, no interest has been accrued to support the accounting treatment of the investment.

FINANCIAL STATEMENTS 2026 AND 2025	Page 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

(ii)	On 26 February 2026, EUR provided an intergroup loan to its subsidiary, European Lithium Ukraine LLC (EUR Ukraine) with US$21,000,000 (AUD$29,148,929). EUR Ukraine has acquired a secured loan owed by Velta Production & Commercial Company LLC (Velta PCC) (Velta Debt). The Velta Debt was originally advanced by PIB Bank to Velta PCC as project financing for the construction of Velta PCC’s ilmenite mine, and is secured by a mortgage over the mine’s integral property complex (broadly, the whole of the productive asset complex of the enterprise). Following the liquidation of PIB Bank, the Velta Debt and its associated security passed to Ukraine’s Deposit Guarantee Fund, which offered it for sale by auction. EUR Ukraine acquired the Velta Debt at that auction for approximately US$21 million, representing a discount of approximately 90% to its outstanding face value of approximately US$211 million (comprising principal, accrued interest and penalties). Subsequent to the year end on 21 August 2026, EUR was assigned the Velta Debt from EUR Ukraine. As a result of the acquisition of the Velta Debt and assignment, EUR has stepped into the position of secured creditor of Velta PCC and holds a claim against Velta PCC for the full outstanding face value of the Velta Debt (notwithstanding the lower price paid) and the benefit of the security over the mine’s integral property complex. The Velta Debt provides EUR with a secured creditor’s position in the Velta group ahead of completion of the acquisition of Velta, including priority over the secured assets and the ability to participate in and influence any enforcement or insolvency process affecting Velta PCC. EUR intends for this position to support a proposed restructuring of the Velta group, under which the relevant operating assets would be transferred to a new operating entity and Velta PCC would ultimately be wound up, with EUR retaining the benefit of the security.

c)	Summarised financial information based on unaudited accounts

Critical Metals Corp

Summary statement of financial position

	2026 A$	2025 A$
Current assets	151,735,125	12,680,191
Non-current assets	579,127,422	249,409,191
Current liabilities	(174,128,891)	(98,877,584)
Non-current liabilities	(22,931,993)	(22,915,285)
Equity	533,801,663	140,296,514
Group’s carrying amount of the investment	676,937,850	-

CRML has no capital commitments or bank guarantees on issue as at 30 June 2026.

CRML has the following contingent liabilities as at 30 June 2026:

■	On 18 May 2026, the Company announced that it had executed a binding scheme implementation deed (SID) under which the Company will acquire all of the issued capital of EUR by way of two interdependent schemes of arrangement. Completion of the Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium, European Lithium having a net cash and liquid assets balance of not less than AUD$330,000,000, the holders of unlisted options and ZEPOs entering into cancellation deeds to give effect to the treatment of those securities as set out above, no material adverse change in European Lithium and Critical Metals business and assets and of any prescribed occurrences or regulated events, receipt of all necessary regulatory approvals, consents, waivers or modifications and court approvals. Under the terms of the SID, both EUR and CRML are liable to reimburse the other party a reimbursement fee of US$12,000,000 should the schemes subsequently not be implemented.

■	On 6 June 2025, the Company entered into an advisor agreement with Skylong Assets Limited (Skylong). Under the terms of the agreement, Skylong are entitled to be issued 1,000,000 ordinary shares in the Company upon the consummation of project financing in respect to the execution of definitive documents to fund any portion of the Obeikan JV (Milestone 1 Advisory Shares) and will be issued a further 1,000,000 ordinary shares in the Company upon the occurrence of commercial production and the first sale and export of lithium hydroxide concentrate by the Obeikan JV (Milestone 2 Advisory Shares). Upon the achievement of Milestone 1 Advisory Shares, Skylong will also be entitled to receive 1,000,000 warrants which are exercisable at $11.50 each on or before 3 years following the date of issue.

■	The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project.

FINANCIAL STATEMENTS 2026 AND 2025	Page 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

Summary statement of P&L

	2026 A$	2025 A$
Revenue and other income	2,738,434	855,645
Depreciation	(44,082)	(17,169)
(Loss) before tax	(331,028,787)	(79,168,851)
Income tax expense	-	-
(Loss) for the period	(331,028,787)	(79,168,851)
Total comprehensive (loss) for the period	(331,028,787)	(79,168,851)
Group’s share of (loss) for the period	(128,840,224)	-

d)	Impairment assessment

The carrying amount of the investments in associates was assessed for impairment at 30 June 2026. As at 30 June 2026, the fair value of the shares held by EUR in CRML was $676,937,850 (before the deduction of costs of disposal) based on the number of CRML shares held (being 45,536,338 shares) and the CRML share price at this date (being US$10.25 per share). An impairment expense of $163,086,237 has been recognised in the year based on the carrying amount less the recoverable amount. This is a level 1 measurement basis on the fair value hierarchy (note 32).

As at the date of this report, the Company holds 45,536,338 ordinary shares in CRML. As of 24 September 2026, based on the closing share price of Critical Metals being US$7.72 per share, the Company’s current investment in Critical Metals is valued at approximately US$351 million (A$503 million) noting that this valuation is subject to fluctuation in the share price of Critical Metals. EUR’s directors and management have assessed that because CRML is not experiencing financial difficultly, CRML’s exploration and evaluation projects and investment in the Tanbreez project is progressing favourably, and CRML’s share price experiences significant volatility and the fall in CRML’s share price at the date of this report, it is not appropriate to further impair EUR’s investment in CRML.

15.	RESTRICTED CASH AND OTHER DEPOSITS

	2026 A$	2025 A$
Term deposits	56,944	84,588
Funds held on deposit against offtake prepayment	-	23,576,616
	56,944	23,661,204

16.	INVESTMENT IN JOINT VENTURE

	2026 A$	2025 A$
Shares in Tanbreez Mining Greenland A/S	-	174,801,266
	-	174,801,266

Tanbreez Mining Greenland A/S (Tanbreez) is a company incorporated and domiciled in Greenland.

Velta Holdings US Inc (Velta) is a company incorporated and domiciled in the USA.

a)	Movement in the carrying amount of the investment in joint venture

	2026 A$	2025 A$
Balance at beginning of year	174,801,266	17,681,136
Purchase of shares in Tanbreez Mining Greenland A/S	-	147,816,344
Cash investments	6,074,372	3,144,054
Invoices paid by CRML on behalf of JV	-	4,951,794
Share of profits recognised during the year	-	1,084,608
Foreign exchange	-	123,330
Deconsolidation of CRML (note 30)	(170,689,152)	-
Reclassification to investment in associate (note 14)	(10,186,486)	-
Investment in joint venture at end of period	-	174,801,266

FINANCIAL STATEMENTS 2026 AND 2025	Page 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

17.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2026 A$	2025 A$
Shares in Iron Bear Resources Ltd (ASX: IBR) (previously Cyclone Metals Limited)	-	5,464,729
Shares in CuFe Limited (ASX: CUF)	21,657,397	90,000
Shares in Helix Resources Limited (ASX: HLX)	233,143	-
Shares in Pan African Niger Limited	9,184,192	-
Shares in Moab Minerals Limited (ASX: MOM)	537,146	166,666
Financial assets at fair value through profit or loss at end of period	31,611,878	5,721,395

	2026 A$	2025 A$
Balance at beginning of year	5,721,395	1,390,256
Purchase of listed investments	10,135,068	1,092,808
Sale of listed investments	(5,632,727)	(377,218)
Gain in fair value from revaluation of listed investments (i)	12,085,952	3,254,138
Realised gain on sale of listed investment	117,998	-
Participation in Pan African Niger Limited (ii)	8,030,380	-
Conversion of Pan African Niger Limited convertible notes (ii)	1,153,812	-
Conversion of convertible note into equity	-	361,411
Financial assets at fair value through profit or loss at end of year	31,611,878	5,721,395

(i)	During the year ended 30 June 2026, the Group’s investments in listed entities was revalued to market value with the movement being recorded through the profit or loss and other comprehensive income. This is a level 1 measurement basis on the fair value hierarchy (note 32).

(ii)	During the year ended 30 June 2026, the Company converted previous convertible loan notes (including accrued interest) into shares in Pan African Niger Limited (PANL) totalling $1,153,812. On 28 November 2025, the Company entered into a private equity subscription agreement with PANL for the issue of 1,017,294 shares for a total subscription price of US$2,000,000 (A$3,053,940). On 13 March 2026, the Company entered into a term sheet with First Investments Holding Limited to acquire 1,850,873 shares in PANL for a total subscription price of US$3,500,000 (A$4,976,440). This is a level 3 measurement on the fair value hierarchy (note 32).

18.	LONG TERM LOAN

	2026 A$	2025 A$
Long term loan – Tanbreez Mining Greenland A/S (i)	1,166,000	-
	1,166,000	-

	2026 A$	2025 A$
Balance at beginning of period	-	-
Drawdown of loan	1,100,000	-
Accrued interest (note 4)	66,000	-
Balance at end of period	1,166,000	-

(i)	On 11 September 2025, the Company entered into a loan agreement with Tanbreez Mining Greenland A/S for $1,100,000. The loan is secured and accrues interest at 7.5% per annum and is repayable on 11 September 2030.

FINANCIAL STATEMENTS 2026 AND 2025	Page 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

19.	TRADE AND OTHER PAYABLES

	2026 A$	2025 A$
Trade payables	1,121,464	4,484,499
Other payables (i)	1,694,260	47,651
Accruals	282,500	15,044,885
Application funds received for new options to be refunded	2,489	-
Excise tax payable	-	2,253,962
GEM commitment Fee Put Amount payable	-	5,966,763
	3,100,713	27,797,760

(i)	During the year, debts held by European Lithium Ukraine LLC were converted from a short-term loan. The payables are interest free and have repayment dates ranging from June 2026 through to January 2027. As part of the European Lithium Ukraine Acquisition, Millstone provided the Company with an indemnity against the fair value of the take on balances of European Lithium Ukraine, including the short term loans payable with a value of $1,714,192 which has been accounted for as an indemnity asset in accordance with the Group’s accounting policies.

20.	PROVISIONS

	2026 A$	2025 A$
Employee entitlements	-	16,001
Interest and penalties on taxes	-	25,900
	-	41,901

21.	WARRANTS LIABILITY

	2026 A$	2025 A$
Balance at beginning of year	62,452,403	56,755,581
Issue of unlisted warrants (e)	-	4,738,354
Gain/(loss) on fair value of warrants	-	(76,534)
Foreign exchange	-	1,035,002
Deconsolidation of CRML (note 30)	(62,452,403)	-
Balance at end of year	-	62,452,403

22.	OFFTAKE PREPAYMENT

	2026 A$	2025 A$
Balance at beginning of year	22,893,600	22,483,950
Deconsolidation of CRML (note 30)	(22,893,600)	-
Foreign exchange	-	409,650
Balance at end of year	-	22,893,600

23.	ISSUED CAPITAL

	2026 No of shares	2026 A$
Total issued capital	1,445,181,464	153,136,087
Share buyback	(23,955,240)	(4,431,075)
Issue of shares – Supplier	1,325,687	183,180
Issue of shares – Exercise of unlisted options – cash	253,088,185	21,124,038
Conversion of performance rights - Directors (note 25(b))	45,000,000	-
Conversion of performance rights – Consultants	5,000,000	-
Deconsolidation of CRML	-	(65,173,681)
Total issued capital	1,725,640,096	104,838,549

FINANCIAL STATEMENTS 2026 AND 2025	Page 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

	2025 No of shares	2025 A$
Total issued capital	1,398,122,640	151,356,087
Issue of shares – Placement (i)	47,058,824	2,000,000
Capital raising costs – options issued to corporate advisor	-	(100,000)
Capital raising costs – cash	-	(120,000)
Total issued capital	1,445,181,464	153,136,087

(i)	On 10 December 2024, the Company issued 47,058,824 shares at an issue price of $0.0425 per share to raise cash proceeds of $2m (before expenses) (Placement). The Placement was lead managed by Evolution Capital Pty Ltd (Evolution). Evolution was paid 6% of the amount raised and issued 10,000,000 listed options ($0.08 each expiring 14 November 2025). Funds raised from the Placement will be used for advancing the Company’s recently acquired Leinster Project including sampling and drilling and for working capital purposes.

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held. Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

24.	RESERVES

	2026 A$	2025 A$
Share-based payment reserve (a)	28,761,365	188,131,583
Foreign currency translation reserve (b)	(51,045,803)	2,660,807
NASDAQ listing reserve (c)	-	68,406,502
	(22,284,438)	259,198,892

a)	Share-based payment reserve

The share based payment reserve records items recognised as expenses on valuation of employee share options and options issued to directors and consultants.

	2026 No of Options	2026 A$
Balance at beginning of year	366,640,701	188,131,583
Listed Options
Issue of listed options ($0.10 each expiring 30 April 2027)	9,000,000	1,215,000
Issue of listed options ($0.08 each expiring 14 November 2025)	49,308,516	98,617
Issue of listed options to corporate advisors	81,100,000	2,248,500
Exercise of listed options	(247,571,153)	-
Unlisted Options
Exercise of unlisted options	(5,517,032)	-
Performance Rights
Issue of performance rights – Directors	45,000,000	1,606,500
Issue of performance rights – Directors	270,000,000	4,888,279
Issue of performance rights – Consultant	35,000,000	230,853
Cancellation of performance rights – Consultant	(30,000,000)	-
Conversion of performance rights	(50,000,000)	-
Performance Shares
Expiry of performance shares	(7,500,000)	-
CRML Issues
Issue of shares for PIPE	-	(74,661)
Vesting of RSU’s	-	(1,775,281)
Issue of shares for exercise of warrants	-	16,808,435
Off market transfer of CRML shares	-	31,911,696
Deconsolidation of CRML	-	(216,528,156)
Balance at end of year	515,461,032	28,761,365

FINANCIAL STATEMENTS 2026 AND 2025	Page 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

	2025 No of Options	2025 A$
Balance at beginning of year	473,298,935	16,850,958
Listed Options
Expiry of options ($0.18 each expiring 31 March 2025)	(223,076,970)	-
Issue of listed options ($0.10 each expiring 30 April 2027)	178,418,736	356,837
Issue of listed options ($0.08 each expiring 14 November 2025)	10,000,000	100,000
Unlisted Options
Expiry of options ($0.10 each expiring 27 January 2025)	(7,000,000)	-
Expiry of options ($0.12 each expiring 1 May 2025)	(5,000,000)	-
Expiry of options ($0.14 each expiring 1 May 2025)	(5,000,000)	-
Expiry of options ($0.16 each expiring 1 May 2025)	(5,000,000)	-
Expiry of options ($0.18 each expiring 1 May 2025)	(5,000,000)	-
Performance Rights
Issue of performance rights – Directors	45,000,000	70,050
Expiry of performance rights (31 December 2024)	(45,000,000)	-
Expiry of performance rights (30 June 2025)	(45,000,000)	-
CRML Issues
Issue of CRML shares for TM1 acquisition	-	12,339,524
Issue of shares for Tanbreez acquisition	-	135,582,284
Other issue of shares and RSU’s by CRML	-	22,831,930
Balance at end of year	366,640,701	188,131,583

At 30 June 2026, the unissued ordinary shares of the Company under unlisted options and performance rights are as follows:

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Options
30/04/2027	Listed	10.0 cents	$0.002	242,327,782
31/12/2026	Unlisted	8.0 cents	$0.002	3,133,250
				245,461,032

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Performance Rights
3 December 2030	Unlisted	Nil	$0.0571	45,000,000
3 December 2030	Unlisted	Nil	$0.0734	45,000,000
3 December 2030	Unlisted	Nil	$0.0628	45,000,000
3 December 2030	Unlisted	Nil	$0.0746	45,000,000
3 December 2030	Unlisted	Nil	$0.0677	45,000,000
3 December 2030	Unlisted	Nil	$0.0838	45,000,000
				270,000,000

At 30 June 2025, the unissued ordinary shares of the Company under unlisted options and performance rights are as follows:

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Options
14/11/2025	Listed	8.0 cents	$0.005	166,721,965
14/11/2025	Listed	8.0 cents	$0.01	10,000,000
26/06/2026	Unlisted	12.0 cents	$0.0296	4,000,000
30/04/2027	Listed	10.0 cents	$0.002	178,418,736
				359,140,701

Date of Expiry	Status	Exercise Price	Fair Value at Grant Date	Number of Performance Shares
14/11/2025	Unlisted	$0.00 cents	$0.052	7,500,000
				7,500,000

FINANCIAL STATEMENTS 2026 AND 2025	Page 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

b)	Foreign Currency Translation Reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	2026 A$	2025 A$
Balance at beginning of year	2,660,807	927,195
Foreign currency exchange differences arising on translation of foreign operations	(53,706,610)	1,733,612
Balance at end of year	(51,045,803)	2,660,807

c)	Nasdaq Listing Reserve

The NASDAQ listing reserve records items recognised in respect to the Company’s listing on the NASDAQ.

	2026 A$	2025 A$
Balance at beginning of year	68,406,502	68,406,502
Nasdaq listing costs	-	-
Deconsolidation of CRML	(68,406,502)	-
Balance at end of year	-	68,406,502

25.	SHARE-BASED PAYMENTS

	2026 A$	2025 A$
Share based payment
Director Performance Rights	-	(70,050)
Director Performance Rights (a)	(4,888,279)	-
Director Performance Rights (b)	(1,606,500)
Consultants Performance Rights (c)	(230,853)
Issue of 35,000,000 listed options to consultants (d)	(770,000)
Issue of 40,000,000 listed options to consultants (d)	(960,000)
Issue of 6,100,000 listed options to consultants (d)	(518,500)
Issue of 9,000,000 listed options to consultants (d)	(1,215,000)
Issue of CRML shares to 2501490 Alberta Inc	-	(1,767,734)
Issue of CRML Shares and RSUs to Directors and management	(420,919)	(47,228,099)
Other	-	(6,210)
	(10,610,051)	(49,072,093)

a)	Performance Rights to Directors

On 3 December 2025, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (120,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (90,000,000), Michael Carter (30,000,000) and Mykhailo Zhernov (30,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the AGM held on 26 November 2025. The Performance Rights vest as follows:

■	Tranche A - 45,000,000 vest upon the Company’s volume weighted average price of shares (VWAP) exceeding $0.50 for 20 consecutive trading days at any time prior to 31 December 2026

■	Tranche B - 45,000,000 vest upon the Company’s VWAP exceeding $0.60 for 20 consecutive trading days at any time prior to 31 December 2027

■	Tranche C - 45,000,000 vest upon the Company’s VWAP exceeding $0.70 for 20 consecutive trading days at any time prior to 31 December 2027

■	Tranche D - 45,000,000 vest upon the Company’s VWAP exceeding $0.80 for 20 consecutive trading days at any time prior to 31 December 2028

■	Tranche E - 45,000,000 vest upon the Company’s VWAP exceeding $0.90 for 20 consecutive trading days at any time prior to 31 December 2028

■	Tranche F - 45,000,000 vest upon the Company’s VWAP exceeding $1.00 for 20 consecutive trading days at any time prior to 31 December 2029

FINANCIAL STATEMENTS 2026 AND 2025	Page 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

An external valuation of the Performance Rights was obtained for which a prorated amount of $4,888,279 has been included in the accounts at 30 June 2026 to reflect the rendering of services in the year ended 30 June 2026.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date A$ per right	Vesting conditions
Antony Sage	20,000,000	26 November 2025	3 December 2030	$0.0571	Tranche A
	20,000,000	26 November 2025	3 December 2030	$0.0734	Tranche B
	20,000,000	26 November 2025	3 December 2030	$0.0628	Tranche C
	20,000,000	26 November 2025	3 December 2030	$0.0746	Tranche D
	20,000,000	26 November 2025	3 December 2030	$0.0677	Tranche E
	20,000,000	26 November 2025	3 December 2030	$0.0838	Tranche F
Malcolm Day	15,000,000	26 November 2025	3 December 2030	$0.0571	Tranche A
	15,000,000	26 November 2025	3 December 2030	$0.0734	Tranche B
	15,000,000	26 November 2025	3 December 2030	$0.0628	Tranche C
	15,000,000	26 November 2025	3 December 2030	$0.0746	Tranche D
	15,000,000	26 November 2025	3 December 2030	$0.0677	Tranche E
	15,000,000	26 November 2025	3 December 2030	$0.0838	Tranche F
Michael Carter	5,000,000	26 November 2025	3 December 2030	$0.0571	Tranche A
	5,000,000	26 November 2025	3 December 2030	$0.0734	Tranche B
	5,000,000	26 November 2025	3 December 2030	$0.0628	Tranche C
	5,000,000	26 November 2025	3 December 2030	$0.0746	Tranche D
	5,000,000	26 November 2025	3 December 2030	$0.0677	Tranche E
	5,000,000	26 November 2025	3 December 2030	$0.0838	Tranche F
Mykhailo Zhernov	5,000,000	26 November 2025	3 December 2030	$0.0571	Tranche A
	5,000,000	26 November 2025	3 December 2030	$0.0734	Tranche B
	5,000,000	26 November 2025	3 December 2030	$0.0628	Tranche C
	5,000,000	26 November 2025	3 December 2030	$0.0746	Tranche D
	5,000,000	26 November 2025	3 December 2030	$0.0677	Tranche E
	5,000,000	26 November 2025	3 December 2030	$0.0838	Tranche F

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Tranche F
Dividend yield (%)	Nil	Nil	Nil	Nil	Nil	Nil
Expected volatility (%)	90%	80%	80%	75%	75%	75%
Risk free interest rate (%)	3.748%	3.824%	3.824%	3.899%	3.899%	3.984%
Exercise price ($)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Marketability discount (%)	Nil	Nil	Nil	Nil	Nil	Nil
Expected life of options (years)	1.10 years	2.10 years	2.10 years	3.10 years	3.10 years	4.10 years
Share price at grant date ($)	$0.17	$0.17	$0.17	$0.17	$0.17	$0.17
Value per option ($)	$0.0571	$0.0734	$0.0628	$0.0746	$0.0677	$0.0838

b)	Performance Rights to Directors

On 6 August 2025, the Company issued performance rights to Okewood Pty Ltd (a related party of Tony Sage) (20,000,000), Pixsell Pty Ltd ATFT Pixsell Unit Trust (a company in which Malcolm Day is a Director) (15,000,000), Michael Carter (5,000,000) and Mykhailo Zhernov (5,000,000) (Performance Rights) in consideration for Director services following receipt of shareholder approval at the GM held on 4 August 2025. The Performance Rights vest upon the Company’s market capitalisation exceeding $200m for 5 consecutive trading days (based on the volume average weighted price of shares for each trading day during that period. An external valuation of the Performance Rights was obtained for which a prorated amount of $1,606,500 has been included in the accounts at 30 June 2026 to reflect the rendering of services in the year ended 30 June 2026.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date A$ per right	Vesting conditions
Antony Sage	20,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A
Malcolm Day	15,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A
Michael Carter	5,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A
Mykhailo Zhernov	5,000,000	4 August 2025	31 March 2026	$0.0357	Tranche A

FINANCIAL STATEMENTS 2026 AND 2025	Page 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

	Antony Sage	Malcolm Day	Michael Carter	Mykhailo Zhernov
	Tranche A	Tranche A	Tranche A	Tranche A
Dividend yield (%)	Nil	Nil	Nil	Nil
Expected volatility (%)	90%	90%	90%	90%
Risk free interest rate (%)	3.523%	3.523%	3.523%	3.523%
Exercise price ($)	$0.00	$0.00	$0.00	$0.00
Marketability discount (%)	Nil	Nil	Nil	Nil
Expected life of options (years)	0.66 years	0.66 years	0.66 years	0.66 years
Share price at grant date ($)	$0.078	$0.078	$0.078	$0.078
Value per option ($)	$0.0357	$0.0357	$0.0357	$0.0357

The vesting condition was satisfied during the year and the Company issued 45,000,000 fully paid shares on 13 October 2025 upon the vesting of the performance rights.

c)	Performance Rights to Consultant

On 6 August 2025, the Company issued 35,000,000 performance rights to a consultant of the company for services provided. The Performance Rights vest as follows:

■	Tranche A - 5,000,000 vest upon the Company’s Share price being $0.10 or above for 2 consecutive trading days (based on the volume average weighted price of Shares for each trading day during that period) on or before 25 November 2026

■	Tranche B – 30,000,000 vest upon completion of a positive pre-feasibility study demonstrating a minimum net present value of at least A$250,000,000 (at 8%) with a minimum resource target of 20,000,000 tonnes of at least 1% lithium oxide on or before 25 November 2028.

An external valuation of the Performance Rights was obtained for which a prorated amount of $230,853 has been included in the accounts at 30 June 2026 to reflect the rendering of services in the year ended 30 June 2026 in respect to Tranche A. On 22 April 2026, the Tranche B performance rights were cancelled.

	Number of Performance Rights	Grant date	Expiry Date	Fair value at grant date A$ per right	Vesting conditions
Consultant	5,000,000	6 August 2025	25 November 2026	$0.0668	Tranche A
Consultant	30,000,000	6 August 2025	25 November 2028	N/A	Tranche B

The fair value of the performance rights was determined using the Monte Carlo Simulation Methodology (MCSM), taking into account the terms and conditions upon which the performance rights were granted. The following table lists the input to the model for the performance rights:

Tranche A
Dividend yield (%)	Nil
Expected volatility (%)	85%
Risk free interest rate (%)	3.429%
Exercise price ($)	$0.00
Marketability discount (%)	Nil
Expected life of options (years)	1.31 years
Share price at grant date ($)	$0.078
Value per option ($)	$0.0668

d)	Options to Consultant

On 19 August 2025, the Company issued 35,000,000 listed options which are exercisable at $0.08 each on or before 14 November 2025 to consultants of the Company. The listed options were valued at $0.022 per listed option being the last trading price before the date of issue.

FINANCIAL STATEMENTS 2026 AND 2025	Page 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

On 19 August 2025, the Company issued 40,000,000 listed options which are exercisable at $0.10 each on or before 30 April 2027 to consultants of the Company. The listed options were valued at $0.024 per listed option being the last trading price before the date of issue.

On 19 November 2025, the Company issued 6,100,000 listed options which are exercisable at $0.10 each on or before 30 April 2027 to consultants of the Company. The listed options were valued at $0.085 per listed option being the last trading price before the date of issue.

On 20 February 2026, the Company issued 9,000,000 listed options which are are exercisable at $0.10 each on or before 30 April 2027 to consultants of the Company. The listed options were valued at $0.135 per listed option being the last trading price before the date of issue.

26.	EARNING/LOSS PER SHARE

	2026 A$	2025 A$
Profit/(loss) used in the calculation of basic and dilutive loss per share	937,052,660	(96,790,991)

	2026 Cents per share	2025 Cents per share
Earning/(loss) per share:
Basic earning/(loss) per share (cents per share)	57.44	(6.80)
Diluted earning/(loss) per share (cents per share)	43.65	(6.80)

	2026 Number	2025 Number
Weighted average number of shares	1,631,497,990	1,424,295,082

There are dilutive potential ordinary shares on issue at balance date. During the year ended 30 June 2025, given the Company has made a loss, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

27.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has minimum expenditure requirements in relation to its exploration and mining licences at its Australian held and Irish held tenements totalling $1,301,577.

The Group has no minimum expenditure requirements in relation to its exploration and mining licenses at its Austrian Lithium Project other than minimal annual licence and mine safety fees.

b)	Contingencies

On 1 August 2022, the Company entered into an agreement with Wombat Resources Pty Ltd (Wombat) to purchase all of Wombat’s legal and beneficial interests in E47/4144 which includes a royalty of 1% from all revenue from the sale of any minerals mined from E47/4144 and 15% of any sale proceeds on the sale of E47/4144. On 17 July 2023, Wombat assigned the interest in the royalty to Hill 50 Gold mines Pty Ltd.

FINANCIAL STATEMENTS 2026 AND 2025	Page 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

The Company completed the acquisition of 100% of the issued share capital and voting rights of European Lithium Ukraine LLC (European Lithium Ukraine) a Ukraine incorporated company that is applying (through either court proceedings, public auction and/or production sharing agreement with the Ukraine Government) for 20-year special permits for the extraction and production of lithium at the Shevchenkivske project and Dobra Project in Ukraine from Millstone and Company Global DW LLC (Millstone) (European Lithium Ukraine Acquisition). No consideration was paid at closing for the European Lithium Ukraine Acquisition however there is deferred consideration which is contingent upon, amongst other things, shareholder approval and grant and exploration commencing at the Shevchenkivske project and Dobra Project.

On 18 May 2026, the Company announced that it had executed a binding scheme implementation deed (SID) under which the Company will acquire all of the issued capital of EUR by way of two interdependent schemes of arrangement. Completion of the Transaction is conditional upon a number of items, including, without limitation, the approval of the shareholders of European Lithium, European Lithium having a net cash and liquid assets balance of not less than AUD$330,000,000, the holders of unlisted options and ZEPOs entering into cancellation deeds to give effect to the treatment of those securities as set out above, no material adverse change in European Lithium and Critical Metals business and assets and of any prescribed occurrences or regulated events, receipt of all necessary regulatory approvals, consents, waivers or modifications and court approvals. Under the terms of the SID, both EUR and CRML are liable to reimburse the other party a reimbursement fee of US$12,000,000 should the schemes subsequently not be implemented.

There has been no other change in contingent liabilities since the last annual reporting date.

28.	ACQUISITION OF ASSETS

On 24 November 2024, the Company completed the acquisition of 100% of the issued share capital and voting rights of LRH Resources Limited (LRH) which holds 100% of the rights, title and interest in the Leinster Lithium Project (Leinster Lithium Project) in Ireland from Technology Metals plc (AIM: TM1) in an all-script transaction.

Consideration of $US10 million was completed through the transfer of 1,371,742 shares in CRML held by the Company to LRH. The consideration shares were locked up until 28 February 2025.

The fair value of the shares as at the date of acquisition are:

	Note	Total
Consideration
Shares (1,372,742 shares in CRML)		15,365,200
Fair value adjustment		(1,728,323)
		13,636,877
Assets Acquired
Cash		883
Trade and other receivables		10,124
Liabilities assumed		(6,409)
Net assets acquired		4,598
Deferred exploration and evaluation expenditure	13	13,632,279

(a)	the financial liabilities acquired comprise loans with third parties.

FINANCIAL STATEMENTS 2026 AND 2025	Page 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

29.	CASH FLOW INFORMATION

	2026 A$	2025 A$
Reconciliation from net loss after tax to net cash used in operations
Profit/(loss)	930,591,857	(96,790,991)
Non-cash flows included in operating loss:
Depreciation (note 12)	2,211	8,167
Depreciation and amortisation expense – leased assets	26,021	41,720
Impairment of convertible notes	(698,294)	698,294
Impairment of investment in associates (note 14)	163,086,237	-
Share of net losses of associate accounted for using the equity method (note 14)	129,319,420	(7,230)
Share based payment expense (note 25)	10,610,051	49,072,093
Gain on deconsolidation (note 30)	(1,275,503,015)	-
Gain on deconsolidation - recycling of FX	(2,581,413)	-
Fair value gain (note 11)	(6,652,317)	-
Net loss on disposals and deemed disposal of shares (note 14)	20,356,849	-
Gain/(loss) on extinguishment of liability	103,180	-
Share of net losses of JV accounted for using the equity method	-	(1,084,608)
Issue of CRML shares to directors and management in lieu of fees	-	1,667,628
Finance expenses	(149,699)	354,543
Gain/(loss) on fair value of warrants	-	(76,534)
Gain in fair value from revaluation of listed investments (note 17)	(12,085,952)	(3,254,138)
Realised gain on sale of listed investment (note 17)	(117,998)	-
Foreign exchange	15,888,780	(2,247,647)
Exploration expenditure impairment (note 13)	828,827	14,496,678
Exploration expenditure (classified as investing activities)	184,010	-
Interest on loan	-	(96,603)
CRML expenses	8,330,293	-
Interest on Pan African convertible loan note	(182,481)	-
Broker and corporate advisory fees (classified as investing activities)	11,117,099	-
Changes in assets and liabilities:
Decrease / (increase) in trade and other receivables	(1,684,814)	1,233,260
Decrease in prepaid expenses	29,219	938,296
Increase in short term loan receivable	(2,617,078)	-
Increase in restricted cash	(6,944)	-
(Decrease) / increase in trade and other payables	2,483,673	7,672,607
Increase in provisions	-	5,627
Increase in deferred taxes	1,830,690	-
Increase in borrowings used for working capital purposes	-	2,537,192
Net cash (used in) operating activities	(7,491,588)	(24,831,646)

FINANCIAL STATEMENTS 2026 AND 2025	Page 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

30.	DECONSOLIDATION OF CRML

On 11 October 2025, the Group no longer had the power to govern the financial and operating policies of CRML. Accordingly, the Group’s investment was deconsolidated and reclassified to an investment accounted for using the equity method on that date.

Details of net assets deconsolidated on loss of control

11 October 2025
A$
Fair value of CRML net assets/(liabilities)
Cash and cash equivalents	50,229,091
Trade and other receivables	73,096
Prepaid expenses	1,469,620
Property, plant and equipment	3,076
Deferred exploration and evaluation expenditure	61,223,067
Restricted cash and other deposits	23,611,204
Investment in joint venture	170,689,152
Investment in associate	534,289
Right of use asset	34,898
Trade and other payables	(34,197,235)
Provisions	(41,901)
Lease liability	(18,116)
Short term loan payable	(8,618,599)
Warrants liability	(62,452,403)
Offtake prepayment	(22,893,600)
Lease liability	(21,685)
179,623,954
Share of CRML expenses for the period to deconsolidation	(15,702,748)
CRML’s net assets/(liabilities) at date of deconsolidation	163,921,206

Gain on deconsolidation of subsidiary

11 October 2025
A$
Fair value of retained interest held in CRML at 11 October 2025 (i)	1,285,811,656
Less Groups share of net assets deconsolidated	(86,389,146)
Cash received for sale of 3,850,000 shares in CRML at the time of deconsolidation of CRML	76,080,505
Gain recognised on deconsolidation of subsidiary to members of the parent entity	1,275,503,015

(i)	The fair value of retained interest held in CRML at 11 October 2025, being the deconsolidation date, has been calculated based on the number of shares held in CRML as at this date (being 56,066,641) at CRML’s share price on this date (being US$14.98 per share) with the applicable foreign exchange rate applied.

Cashflow impact of deconsolidation

CRML had a cash balance of $50,229,091 as at 11 October 2025. As a result of the deconsolidation of CRML, the Group derecognized $50,229,091 in cash and cash equivalents in its Consolidated Statement of Financial Position. This impact is shown as an outflow of cash in Consolidated Statement of Cash Flows under the category Cash Flows from Investing Activities.

FINANCIAL STATEMENTS 2026 AND 2025	Page 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2026

Composition of cash received from sale of CRML shares

During the year, EUR received cash proceeds of $357,405,903 from the sale of shares it held in CRML. This amount is shown as an inflow of cash in the Consolidated Statement of Cash Flows under the category Cash Flows from Investing Activities.

A$
Cash received for sale of 4,000,000 shares in CRML prior to deconsolidation	36,934,198
Cash received for sale of 3,850,000 shares in CRML at deconsolidation of CRML (note 30)	76,080,505
Sale of 10,530,303 shares in CRML (post deconsolidation) (note 14)	244,391,200
Cash received during the period resulting from the sale of CRML shares	357,405,903

Reclassification of investment

The Group’s equity interest in CRML was reclassified to an Investment in associated in the Consolidated Statement of Financial Position accounted for using the equity method on 11 October 2025 (note 14). The share of net losses of CRML included in the current period’s consolidated statement of profit or loss and other comprehensive income is $128,840,224.

31.	RELATED PARTY DISCLOSURE

a)	Agreements between Related Parties

Effective 1 July 2023, the Company entered into a lease agreement with Okewood Pty Ltd, a company owned by Tony Sage, for the part-lease of 32 Harrogate Street, West Leederville WA 6007 (Lease Agreement). The term of the Lease Agreement is 3 years expiring on 30 June 2026 for a rent of $2,500 per month. The lease covers the rental, outgoings and parking charges under agreements made on commercial terms and conditions at market rates.

As part of the acquisition of European Lithium Ukraine LLC, Millstone and Company Global DWE-LLC (Milestone) provided the Company with an indemnity against the fair value of the take on balances of European Lithium Ukraine, including the short term loans payable with a value of $1,714,192 which has been accounted for as an indemnity asset in accordance with the Group’s accounting policies (refer to note 19). Mr. Zhernov serves as the Managing Partner at Millstone and as such is considered a body corporate entity controlled by Director Mykhailo Zhernov.

b)	Sales and Purchases between Related Parties

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 33 to the financial statements.

Note 33 provides information about the group’s structure including the details of the subsidiaries and the holding company. The following table provides the total amount of transactions and outstanding balances that have been entered into with other related parties for the current year.

		Sales to Related Parties A$	Purchases from related parties A$	Loans to Related Parties A$	Amounts owed by related parties A$	Amounts owed to related Parties A$
Director related entities
Cyclone Metals Limited	2026	-	-	-	-	-
Cyclone Metals Limited	2025	13,095	-	-	-	-
Okewood Pty Ltd	2026	-	30,000	-	-	-
Okewood Pty Ltd	2025	-	30,000	-	-	-
Boobalicious Pty Ltd	2026	-	6,600	-	-	-
Boobalicious Pty Ltd	2025	-	6,500	-	-	-

Mr Antony Sage is a director of Cyclone Metals Limited and Okewood Pty Ltd. Mr Malcolm Day is a Director of Boobalicious Pty Ltd. Sales to and purchases from director related entities are for the reimbursement of occupancy, travel and other costs.

c)	Loans to Related Parties

On 10 July 2025, the Company entered into a loan agreement with Moab Minerals Limited (ASX: MOM) for $500,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 1 February 2027. On 8 December 2025, the Company entered into a second loan with MOM for $600,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 4 December 2026. On 6 May 2026, the Company entered into a third loan with MOM for $200,000. The loan is unsecured and accrues interest at 10% per annum and is repayable on 31 December 2027. Mr Malcolm Day is a director of MOM.

FINANCIAL STATEMENTS 2026 AND 2025	Page 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

On 28 November 2025, the Company entered into a private equity subscription agreement with Pan African Niger Limited (PANL) for the issue of 1,017,294 shares for a total subscription price of US$2,000,000 (A$3,053,940). On 13 March 2026, the Company entered into a term sheet with First Investments Holding Limited to acquire 1,850,873 shares in PANL for a total subscription price of US$3,500,000. Mr Tony Sage has a shareholding in PANL.

During the year European Lithium Ukraine LLC extinguished loans with Finance Elite Company LLC. Of the amount extinguished, an amount of 53,326,281 UAH (A$1,694,260) was acquired by director Mykhailo Zhernov with this amount forming part of the balance under other payables (note 19). This balance is interest free with a repayment date of 2 January 2027 which can be extended by mutual agreement between the parties and forms part of the indemnification asset provided by Millstone as part of the acquisition of European Lithium Ukraine LLC (note 19).

During the year, European Lithium Ukraine LLC purchased and sold shares in JSC KIF Sirius, an investment fund controlled by director Mykhailo Zhernov, which resulted in a profit on the sale of shares of UAH 2,669,000 (A$93,686).

d)	Investments with Related Parties

During the year, the Company purchased 50,430,936 shares in MOM for a net consideration of $102k and participated in a placement undertaken by MOM for an amount of $141,000. Mr Malcolm Day is a director of MOM.

During the year, the Company sold 18,380,303 shares it held in CRML to raise funds of US$239,637,500 ($357,405,903).

During the year, the Company purchased 343,689,940 shares in CuFe Limited (ASX: CUF) for a net consideration of $9,524,207 and 4,000,000 options in CUF (ASX: CUFO) for a net consideration of $80,000. Mr Tony Sage is Executive Chairman of CUF.

Up until the 21 October 2025 when Mr Tony Sage ceased being the Non-Executive Chairman of Iron Bear Resources Limited (formerly Cyclone Metals Ltd) (ASX: IBR), the Company sold 8,300,000 shares in CLE for a net consideration of $501,518.

32.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b)	Financial risk exposures and management

The main risks the Group is exposed to through its financial instruments are credit risk, foreign currency risk, interest rate risk, and liquidity risk.

FINANCIAL STATEMENTS 2026 AND 2025	Page 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

Set out below is an overview of financial instruments, other than cash, restricted cash and short-term deposits, held by the Group as at 30 June 2026:

	At amortised cost	Fair value Through profit or loss
	A$	A$
Financial assets
Trade and other receivables	1,863,955	-
Short term loan receivable	9,610,187	-
Derivative assets		6,652,317
Total current	11,474,142	6,652,317

Investment in associate	-	732,820,005
Financial assets at fair value through profit or loss	-	31,611,878
Long term loan receivable	1,166,000	-
Total non-current	1,166,000	764,431,883

Total assets	12,640,142	771,084,200

Financial liabilities
Trade and other payables	3,100,713	-
Lease liability	1,907	-
Total current	3,102,620	-

Lease liability	668	-
Total non-current	668	-

Total liabilities	3,103,288	-

Set out below is an overview of financial instruments, other than cash, restricted cash and short-term deposits, held by the Group as at 30 June 2025:

	At amortised cost	Fair value Through profit or loss
	A$	A$
Financial assets
Trade and other receivables	252,237	-
Total current	252,237	-

Investment in joint venture	-	174,801,266
Financial assets at fair value through profit or loss	-	5,721,395
Total non-current	-	180,522,661

Total assets	252,237	180,522,661

Financial liabilities
Trade and other payables	27,797,762	-
Short term loan	1,901,697	-
Lease liability	46,637	-
Warrants liability	-	62,452,403
Total current	29,746,096	62,452,403

Lease liability	21,685	-
Total non-current	21,685	-

Total liabilities	29,767,781	62,452,403

Due to their short term nature, the carrying amounts of financial assets and financial liabilities measured at amortised cost approximate their fair values.

FINANCIAL STATEMENTS 2026 AND 2025	Page 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

c)	Credit risk exposures

Credit risk represents the loss that would be recognised if the counterparties default on their contractual obligations resulting in financial loss to the Group. The Group has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group measures credit risk on a fair value basis.

d)	Interest rate risk

The Group is exposed to movements in market interest rates on cash. The policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate of return.

The entire balance of cash for the Group of $296,295,083 (30 June 2025: $20,021,463) is subject to interest rate risk. Profit or loss is sensitive to higher/lower interest income from cash and cash equivalents as a result of changes in interest rates. At 30 June 2026, if interest rates at that date had been 10 basis points lower with all other variables held constant, there would be no material impact on the post-tax profit for the year.

e)	Liquidity risk

The Group manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Set out below is an overview of contractual maturities of financial liabilities as at 30 June 2026:

	Less than 6 months A$	6 – 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Over 5 years A$	Total contractual cashflows A$	Carrying amount of liabilities A$
Financial Liabilities
Non-derivatives
Trade & other payables	3,100,713	-	-	-	-	3,100,713	3,100,713
Lease liability	2,575	-	-	-	-	2,575	2,575
Total	3,103,288	-	-	-	-	3,103,288	3,103,288

Set out below is an overview of contractual maturities of financial liabilities as at 30 June 2025:

	Less than 6 months A$	6 – 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Over 5 years A$	Total contractual cashflows A$	Carrying amount of liabilities A$
Financial Liabilities
Non-derivatives
Trade & other payables	27,797,762	-	-	-	-	27,797,762	27,797,762
Lease liability	25,580	25,580	22,923	-	-	74,083	68,322
Derivatives
Warrants liability	62,452,403	-	-	-	-	62,452,403	62,452,403
Total	90,275,745	25,580	22,923	-	-	90,324,248	90,318,487

FINANCIAL STATEMENTS 2026 AND 2025	Page 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

f)	Net fair value

In accordance with the accounting policies disclosed in Note 2 of the financial statement, the Group measures and recognises the following assets and liabilities at fair value on a recurring basis after initial recognition:

■	Financial assets at fair value through the profit or loss

■	Derivative liabilities

IFRS 13 Fair Value Measurement requires the disclosure of fair value information by level of the fair value hierarchy, which categorises fair value measurements into one of three possible levels based on the lowest level input that is significant to the measurement can be categorised into as follows:

■	Level 1 – Measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

■	Level 2 – Measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

■	Level 3 – Measurements based on unobservable inputs for the asset or liability.

Set out below is an overview of financial assets and liabilities recorded at fair value in the financial statements as at 30 June 2026:

	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Financial assets
Financial assets (Note 17)	22,427,686	-	9,184,192	31,611,878
Derivative asset (Note 11)	-	6,652,317	-	6,652,317
Total assets recognised at fair value	22,427,686	6,652,317	9,184,192	38,264,195

FINANCIAL STATEMENTS 2026 AND 2025	Page 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

Set out below is an overview of financial assets and liabilities recorded at fair value in the financial statements as at 30 June 2025:

	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Financial assets
Financial assets (Note 17)	5,721,395	-	-	5,721,395
Investment in JV (Note 16)	-	-	174,801,266	174,801,266
Total assets recognised at fair value	5,721,395	-	174,801,266	180,522,661

Financial liability
Warrants liability (Note 21)	5,387,327	57,065,076	-	62,452,403
Total liabilities recognised at fair value	5,387,327	57,065,076	-	62,452,403

g)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the Australian dollar.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

The Group’s exposure to foreign currency risk at reporting date was as follows:

	AUD	USD*
	$	$
Cash and cash equivalents (Note 7)**	254,840,187	179,695,264
Investment in associate – Interest in Velta (Note 14)	44,756,785	32,000,000
Investment in associate – Investment in CRML (Note 14)	676,937,850	466,747,465

*	USD balances are translated at the closing exchange rate at reporting date
**	As at 30 June 2026, the Company had entered into foreign exchange swap contracts under which USD funds were exchanged for AUD, with an agreement to exchange the AUD funds back into USD at the maturity of the contracts

The following table illustrates the estimated impact on profit or loss and equity of a reasonably possible movement in the AUD/USD exchange rate as at 30 June 2026. The sensitivity analysis has been determined based on the USD-denominated monetary assets held at reporting date and assumes that all other variables remain constant.

Movement in AUD/USD exchange rate	Impact on profit/(loss) before tax	Impact on equity
AUD strengthens by 10%	(97,653,482)	97,653,482
AUD weakens by 10%	97,653,482	(97,653,482)

FINANCIAL STATEMENTS 2026 AND 2025	Page 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

33.	SUBSIDIARIES

		Ownership Interest
	Country of Incorporation	2026%		2025%
European Lithium Limited	Australia	n/a		n/a
Subsidiaries
ECM Lithium AT GmbH	Austria	-	*	100
ECM Lithium AT Operating GmbH	Austria	-	*	100
European Lithium AT (Investments) Ltd	British Virgin Islands	-	*	100
Critical Metals Corp (note 30)	British Virgin Islands	31	*	60.92
Critical BTC LLC	USA	-	*	100
CM Sub Corp (previously Sizzle Acquisition Corp)	USA	-	*	100
LRH Resources Limited	Irish	100		100
Lithium Exploration GmbH	Austria	100		100
European Lithium Ukraine Limited	Ukraine	100		100

*	Entities part of the CRML group which was deconsolidated effective 11 October 2025 (refer note 30).

34.	KEY MANAGEMENT PERSONNEL DISCLOSURES

a)	Key management personnel compensation

	2026 A$	2025 A$
Short-term employee benefits	868,373	1,247,283
Share-based payments – performance rights	6,494,778	70,050
Share-based payments – CRML share based payments	-	27,644,393
	7,363,151	28,961,726

b)	Equity instrument disclosures relating to key management personnel

Refer to note 25 for details on options, performance rights and performance shares issued to key management personnel of the Group during the year.

35.	PARENT ENTITY FINANCIAL INFORMATION

a)	Summary financial information

The individual financial statements of the parent entity show the following aggregate amounts:

	2026 A$	2025 A$
Statement of financial position
Current assets	314,099,528	17,990,790
Total assets	441,913,409	60,940,988
Current liabilities	1,160,302	349,724
Total liabilities	2,990,992	349,724
Net assets	438,922,417	60,591,264

Shareholders Equity
Issued capital	104,838,554	87,962,412
Reserves	28,761,360	18,473,610
Accumulated losses	305,322,503	(45,844,758)
Total equity	438,922,417	60,591,264

Net gain/(loss) for the year	351,167,261	(2,316,404)
Comprehensive gain/(loss)	351,167,261	(2,316,404)

FINANCIAL STATEMENTS 2026 AND 2025	Page 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

36.	EVENTS AFTER THE REPORTING PERIOD

On 3 July 2026 the Company announcement that it had entered into an amendment deed to the Scheme Implementation Deed (SID) governing CRML’s proposed acquisition of EUR. The amendments reflect agreed changes to certain implementation mechanics of the transaction while preserving the existing commercial terms of the proposed acquisition.

On 24 July 2026, the Company issued 591,520 shares upon the exercise of 591,520 unlisted options ($0.08 each expiring 31 December 2026).

On 13 August 2026, the Company issued 193,019 shares upon the exercise of 193,019 unlisted options ($0.08 each expiring 31 December 2026).

On 19 August 2026, the Company announced that it had entered into a second deed to the SID governing CRML’s proposed acquisition of EUR. The amendments reflect the change in exchange ratio.

On 8 September 2026, the Company issued 3,000,200 shares upon the exercise of 3,000,000 listed options ($0.10 each expiring 30 April 2027) and 200 unlisted options ($0.08 each expiring 31 December 2026).

On 15 September 2026, the Company announced the Supreme Court of Western Australia (Court) made orders under section 411(1) of the Corporations Act directing EUR to convene a meeting of EUR Shareholders for the purposes of considering and to vote on the Share Scheme (Share Scheme Meeting) and a meeting of EUR Optionholders for the purposes of considering and to vote on the Option Scheme (Option Scheme Meeting, and together with the Share Scheme Meeting, the Scheme Meetings), and approving the dispatch to EUR Shareholders and EUR Optionholders (together, EUR Securityholders) of an explanatory statement providing information about the Schemes, together with the notices of the Scheme Meetings (Scheme Booklet). On the same day, the Company released the Scheme Booklet. The shareholder meeting is expected to be convened on 22 October 2026.

On 17 September 2026, the Company issued 1,903,984 shares upon the exercise of 1,903,984 listed options ($0.10 each expiring 30 April 2027).

On 25 September 2026, the Company issued 7,560,250 shares upon the exercise of 7,560,250 listed options ($0.10 each expiring 30 April 2027).

On 2 October 2026, the Company entered into a Deed of Variation with Moab Minerals Ltd to extend the repayment date of all amounts owing to them to 31 December 2027.

On 5 October 2026, the Company issued 750,000 shares upon the exercise of 750,000 listed options ($0.10 each expiring 30 April 2027).

No other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 30 June 2026.

FINANCIAL STATEMENTS 2026 AND 2025	Page 39

DIRECTORS DECLARATION

DIRECTORS’ DECLARATION

1.	In the opinion of the directors of European Lithium Limited (the ‘Company’):

a.	the accompanying financial statements and notes give a true and fair view of the Group’s financial position as at 30 June 2026 and of its performance for the year then ended

b.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

c.	the financial statements and notes thereto are in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

This declaration is signed in accordance with a resolution of the board of directors.

Dated 9 October 2026

/s/ Tony Sage
Tony Sage
Chairman
Perth, Western Australia

FINANCIAL STATEMENTS 2026 AND 2025	Page 40

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF EUROPEAN LITHIUM LIMITED

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of European Lithium Limited (the Company) and its controlled entities (the Group), which comprise the consolidated statement of financial position as at 30 June 2025 and as at 30 June 2026, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 30 June 2025 and 30 June 2026, and its financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report.

We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management of the Company is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the management either intends to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Brisbane	Melbourne	Perth	Sydney	sw-au.com
Level 15	Level 10	Level 18	Level 7, Aurora Place
240 Queen Street	530 Collins Street	197 St Georges Terrace	88 Phillip Street
Brisbane QLD 4000	Melbourne VIC 3000	Perth WA 6000	Sydney NSW 2000
T + 61 7 3085 0888	T + 61 3 8635 1800	T + 61 8 6184 5980	T + 61 2 8059 6800

SW Audit ABN 39 533 589 331. Liability limited by a scheme approved under Professional Standards Legislation. SW Audit is an independent member of ShineWing International Limited.

FINANCIAL STATEMENTS 2026 AND 2025	Page 41

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with US GAAS, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group financial statements. We are responsible for the direction, supervision and review of the work performed for the purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them, all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

FINANCIAL STATEMENTS 2026 AND 2025	Page 42

Purpose of this Report and Limitation of Liability

This report has been prepared solely for the purposes of inclusion in the Report on Form 6-K of Critical Metals Corp. filed with the United States Securities and Exchange Commission (the “SEC”) and incorporation by reference into the registration statements of Critical Metals Corp. identified therein, pursuant to the requirements of Regulation S-X under the Securities Exchange Act of 1934. Our audits were conducted for the purpose of enabling the directors of the Company to comply with their obligations in connection with that filing. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the directors of European Lithium Limited and Critical Metals Corp., in discharging their responsibilities in connection with this filing, for our audit work, for this report, or for the opinions we have formed.

SW Audit

Chartered Accountants

Perth, Australia

9 October 2026

Brisbane	Melbourne	Perth	Sydney	sw-au.com
Level 15	Level 10	Level 18	Level 7, Aurora Place
240 Queen Street	530 Collins Street	197 St Georges Terrace	88 Phillip Street
Brisbane QLD 4000	Melbourne VIC 3000	Perth WA 6000	Sydney NSW 2000
T + 61 7 3085 0888	T + 61 3 8635 1800	T + 61 8 6184 5980	T + 61 2 8059 6800

SW Audit ABN 39 533 589 331. Liability limited by a scheme approved under Professional Standards Legislation. SW Audit is an independent member of ShineWing International Limited.

FINANCIAL STATEMENTS 2026 AND 2025	Page 43